May 21, 2021

Via E-mail

Louis Schwartz
Chief Executive Officer and Director
77 King Street West
Suite 3000
Toronto, Ontario
Canada M5K 1G8

Re:      Engine Media Holdings, Inc.
         Registration Statement on Form F-10
         Filed March 25, 2021
         File No. 333-254709

Dear Mr. Schwartz:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.


General

      1. Please advise, with a view towards disclosure, as to the status of a NASDAQ listing application, including why announcements related to listing were issued in August 2020.
         Please advise as to whether listing has been approved.

      2. Please clarify the extent to which your announcements related to material debentures and other financing arrangements have been disclosed in your filings.

      3. Please disclose the material terms of the esports tournament arrangements from your
         November 2020 announcement.
 Louis Schwartz
May 21, 2021


      4. Please tell us your current plans for your Form 40FR12B filed on July 14, 2020.

Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                             Sincerely,



                                                             Division of
Corporation Finance
                                                             Office of
International Corporate
                                                             Finance

cc:      Richard Raymer
         Dorsey & Whitney LLP
         Via E-mail